

October 24, 2012

Via E-Mail
Robert DelVecchio
Chief Executive Officer
Assured Pharmacy, Inc.
2595 Dallas Parkway, Suite 206
Frisco, Texas 75034

> **Re:** **Assured Pharmacy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 10, 2012**
> **File No. 333-181361**

Dear Mr. DelVecchio:

We have reviewed your amended registration statement and response letter filed October 10, 2012 in response to our comment letter dated July 19, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

1. Please correct the dates shown in the headings for the first two columns related to the last to fiscal years in your table of statement of income data.

Six months ending June 30, 2012 compared to the six months ending June 30, 2011, page 28

2. We note your disclosure that REMS programs for Actiq and Fentora require pharmacies to enroll in the program in order to prescribe these medications. We also note that you appear to have deleted your prior disclosure that, as of March 31, 2012, your five pharmacies have completed enrollment in the REMS program. Please revise you

disclosure to confirm whether or not each of your pharmacies remain enrolled in the REMS program.

Liquidity and Capital Resources, page 33

3. You state that you anticipate that your financing efforts will result in sufficient funds to finance operations beyond the next twelve months. Please explain your basis for this assertion given that based on disclosures on page 3 and elsewhere it appears that you are in technical default under your TPG debt agreement because you were unable to pay the $10,000 monthly installment due on September 15, 2012. In this regard, you appear to be uncertain about your ability to pay these obligations and indicate a need to attempt to restructure and extend the payment terms, which itself is uncertain, if you cannot pay the monthly installments on time.

Consolidated Balance Sheet, page F-2

4. Please explain why your revolving credit facility and other notes and debt changed from a current classification at December 31, 2011 to a long term classification at June 30, 2012. In this regard, it appear that the $300,000 due under your revolver was due on June 30, 2012 and that the modification of your TPG note payable requires a total of $120,000 to be paid in monthly installments before June 30, 2013. In your response, please also explain how the amounts in the table on page F-21 relate to the corresponding amounts on your consolidated balance sheet and separately provide us a listing of each debt facility that lists the current and long-term portions of each and reconciles to the totals you present in your filing.

Notes to Consolidated Financial Statements
Goodwill, page F-12

5. We acknowledge your response to prior comment 4. Please revise your disclosure to address the following:
   - Please disclose the reporting units you identified in your goodwill impairment analysis and how you identified them.
   - Please clarify that you record goodwill only at the API reporting unit.
   - Please disclose whether you believe the fair value of your API reporting unit to be substantially in excess of its carrying value and how you made this determination.
   - If you do not believe that the fair value of your API reporting unit is substantially in excess of its carrying value please disclose the following:
     o The percentage by which fair value exceeded carrying value as of the date of the most recent test;
     o A description of the methods and key assumptions used and how the key assumptions were determined;
     o A discussion of the degree of uncertainty associated with the key assumptions; and

        o   A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at 202-551-3660 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at 202-551-3203 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Chad J. Weiner
Quarles & Brady LLP